SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 24, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event, that Credicorp Ltd. will publish in its webpage the attached Press Release directed to the investors.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

Credicorp Announces Decisions Related to the Annual General Shareholders Meeting

Lima, April 23, 2020 – Credicorp Ltd. announces that the Board of Directors, in its session held on April 23rd, 2020, has agreed to schedule the Annual General Shareholders Meeting to take place on June 5th, 2020 at 3:00 pm. In order to protect the health and safety of our employees, shareholders and other stakeholders from the COVID-19 pandemic, Credicorp will hold the meeting virtually and there will be no in-person meeting this year. Shareholders registered as of May 6th will have the right to attend and vote at the meeting. Details of virtual meeting logistics will be provided shortly along with the Annual General Shareholders Meeting Notice.

Credicorp postponed its Annual General Shareholders Meeting, originally scheduled to take place on March 27th, 2020, in order to prevent the transmission of COVID-19 in Peru and in compliance with a national emergency declaration by the Peruvian government (Supreme Decree No. 044-2020-PCM), which orders social isolation and limits the exercise of free transit.

For additional information related to the agenda of the Annual General Shareholders Meeting, also agreed at the recent Board session, please see our latest regulatory filings with the U.S. Securities and Exchange Commission (SEC) and Peruvian Superintendencia del Mercado de Valores (SMV).

Dionisio Romero Paoletti, Chairman of Credicorp Ltd., has decided not to stand for reelection and will focus on his Chairmanship of BCP and Pacifico.

In a letter to shareholders, published both with the SEC and SMV today, Mr. Romero states that due to the critical challenges posed by the COVID-19 pandemic, he will focus his energies on providing strategic and operational leadership at Credicorp’s main subsidiaries at this time.

Mr. Romero affirmed, “To confront this pandemic and the unprecedented economic impact it originates, we will draw from the 130+ years of history, that of Banco de Credito in Peru, and rely on the experience of a solid team of leaders, who are prepared to tackle the challenges at hand and those to come.” He continued, “This said, after a period of deep reflection, I have come to the conclusion that the situation requires a change in my role in the governing bodies of our organization. I believe that my largest contribution looking ahead will be to dedicate more of my time to my role as chairman of the board of our most important subsidiaries, BCP and Pacifico, which I was elected to oversee several years ago.

Announcement of New Independent Director Candidates

Consistent with our focus on maintaining governance structures which help drive long-term stakeholder value and demonstrating leadership on corporate governance, Credicorp’s Board of Directors proposes four new independent director candidates for election. Collectively the four new candidates would add to Credicorp’s board deep professional expertise in retail and digital banking, insurance, management consulting, retail marketing, private equity and law. The Board, in unanimous agreement with the recommendations of its Nominations Committee, believes these candidates demonstrate the knowledge, integrity, and professional and personal qualifications to help drive long-term stakeholder value at Credicorp. Below are brief descriptions of the new director candidates:

Alexandre Gouvea

Mr. Gouvea recently retired as director at McKinsey & Co. He is Brazilian and has 30 years of international experience at the firm and specializes in providing advice to financial services clients. Mr. Gouvea is an expert in retail banking and insurance (including technological transition and digital transformation). He has provided financial services in Latin America and built the Práctica de Organizaciones y la Unidad de Recuperación y Transformación. Mr. Gouvea is currently on the Board of Loji’s Renner (the largest retailer in Brazil) and of Habitat for Humanity International. Mr. Gouvea has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro, Brazil and has an MBA from Anderson School of Management, UCLA.

Maite Aranzábal Harreguy

Mrs. Aranzábal is a Spanish executive with an international career and relevant experience on Boards of public and private companies and NGOs. She began her career at McKinsey & Company in Spain and Argentina where she consulted with clients in multiple industries, including retail banking. Following this, she joined Grupo Cortefiel, a family-owned retailer, where she successfully led franchise marketing, strategy and international growth. Focusing on the fashion retail business, she joined Advent International, the private equity firm, as retail expert, supporting analysis of potential acquisitions in the fashion and retail spaces, as well as leading the turnaround of one business (KA International, €40 million in sales). She currently leads her own consulting company, which specializes in retail and real estate businesses, Alir Consulting and Trade, and participates as a member of the Board of Adolfo Dominguez SA (listed company). Mrs. Aranzábal is a graduate in Business Administration by ICADE, Spain, and holds an MBA from The Wharton School of the University of Pennsylvania.

Antonio Abruña Puyol

Mr. Abruña is a Spanish attorney-at-law with deep experience as a legal scholar and manager of academic institutions. Since 2018, Mr Abruña is Rector of Universidad de Piura, Peru, where he has had a long and successful career. He participated in the process to reorganize General Studies and in the launch of the Law School, where he has been dean and a professor. Recently, Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the 7 members of the National Justice Council. He was the representative in Peru of the Instituto per la Cooperazione Universitaria (ICU). Mr. Abruña has a law degree from the Universidad Complutense de Madrid and a Doctor in Law from the Universidad de Navarra, Spain.

Irzio Pinasco Menchelli

Mr. Pinasco is a Peruvian executive with more than 30 years of experience leading companies in diverse sectors. Between 2006 and 2019 he was CEO, and is now an Executive Director, of Acurio Restaurantes, leader in the internationalization of Peruvian gastronomy. Since 2008 he has served as a Director/Promoter of SIGMA SAFI, a leading fund manager in Perú. In addition to his extensive past business and professional activities, he chaired the Organization Committee of the Copa América football tournament in 2004. Mr. Pinasco has been an independent board member of BCP since 2018 and holds a BA in Economics and International Relations from Brown University and an MBA from Columbia University.

In addition to the four new independent director candidates, Credicorp’s Board of Directors proposes for re-election the following four existing directors: Fernando Fort Marie, Patricia Lizárraga Guthertz, Raimundo Morales Dasso and Luis Enrique Romero Belismelis. For detailed information related to the professional backgrounds and qualifications of each of the existing directors, please refer to our latest 20-F filing: https://credicorp.gcs-web.com/static-files/704b153e-01f7-4881-b4ae-bdf5d96c07f3.

Speaking about Credicorp Ltd.’s Board of Directors and Corporate Governance structure, Mr. Romero commented in his letter, “We are offering our shareholders a solid group of independent directors, who bring a diverse set of experiences, knowledge and trajectories to the table. We have also developed a new committee structure for the board to increase its independence and improve our decision-making processes. Additionally, we have launched an ambitious initiative to scale up our environmental, social and governance strategy (ESG).”

As per Credicorp Bye-laws, after the Annual General Meeting, the new Board in its first session, shall designate the new Chairman and the new composition of Board committees.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru with presence in Chile, Colombia and Bolivia. Credicorp has a diversified business portfolio organized into four lines of business: Universal Banking, through Banco de Credito del Peru - BCP and Banco de Credito de Bolivia; Microfinance, through Mibanco and Encumbra; Insurance & Pension Funds, through Grupo Pacifico and Prima AFP; and Investment Banking & Wealth Management, through Credicorp Capital, Wealth Management at BCP and Atlantic Security Bank.

For further information please contact the IR team:

Investorrelations@credicorpperu.com

Investor Relation s

Credicorp Ltd.